Exhibit 1

N E W S   R E L E A S E

TALISMAN NORTH SEA EXPLORATION

WELL TESTS AT 8,100 BBLS/D

CALGARY, Alberta – August 21, 2003 – Talisman Energy (UK) Limited, a wholly owned subsidiary of Talisman Energy Inc., has made a new oil discovery in Block 15/16a of the UK North Sea, adjacent to the Talisman operated Tartan platform.

The TNT-B exploration prospect, which lies entirely within Talisman 100% owned acreage, was successfully tested with an exploration well drilled with the Ocean Princess semi-submersible rig.  The well discovered a 302-foot oil column in Jurassic aged Piper sandstones, with porosities of the oil-bearing sands averaging 14%.

The well was tested and flowed at rates to 8,100 bbls/d at a 48/64-inch choke with 1,535 psi tubing head pressure and was constrained by surface testing equipment.  The well has been completed as a future subsea producer via a single well tie-back to the Tartan platform, with first production expected in the second half of next year.

 “This excellent result from Talisman’s latest exploration well reinforces the continuing potential of our North Sea portfolio and the success of our integrated core area strategy,” said Dr. Jim Buckee, President and Chief Executive Officer.

Talisman holds a 100% interest in the 15/16a licence Block, which contains the Tartan field and the discovery well.

Talisman Energy Inc. is a large, independent oil and gas producer, with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States.  Talisman's subsidiaries also conduct business in Trinidad, Colombia and Qatar.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever its business is conducted.  Talisman's shares are listed on Toronto Stock Exchange in Canada and New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Investor Relations &

  Corporate Communications

Phone:  403-237-1196

Fax:      403-237-1210

E-mail: tlm@talisman-energy.com

Exhibit 1

Forward Looking Statements:  This press release contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995, including business plans for production. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those reflected in the statements.  These risks include, but are not limited to: the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to future production, costs and expenses and the success of exploration and development projects; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks); uncertainties as to the availability and cost of financing; fluctuations in oil and gas prices and foreign currency exchange rates; and the possibility that government policies may change or governmental approvals may be delayed or withheld.  Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.  Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made.  The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

19/2003